UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2003

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Brown-Forman Corporation Savings Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Registered Public Accounting Firm               2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 2003 and 2002                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2003 and 2002                    4

Notes to Financial Statements                                        5-9

Supplemental Schedule:

 Schedule of Assets (Held at End of Year), December 31, 2003         10

Signatures                                                           11

Consent of Independent Registered Public Accounting Firm             12

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Brown-Forman Corporation Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan (the Plan) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
    Louisville, Kentucky
    May 25, 2004

                      Brown-Forman Corporation Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002

                                                Participant Directed
                                           --------------------------------
                                              2003                 2002
                                           -----------          -----------
Investments, at fair value:
   Mutual funds                           $136,760,636         $103,131,672
   Money market portfolio                   16,466,608           18,099,786
   Common collective trust fund             15,043,628           13,139,029
   Brown-Forman Corporation
    Class B common stock                     8,063,347            4,873,122
   Loans to participants                     1,613,339            1,267,704
                                           -----------          -----------
                                           177,947,558          140,511,313

Employers' contributions receivable          1,336,681            1,189,353
Employees' contributions receivable            479,611              466,595
                                           -----------          -----------
Net assets available for benefits         $179,763,850         $142,167,261
                                           ===========          ===========

The accompanying notes are an integral part of the financial statements.

                      Brown-Forman Corporation Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2003 and 2002

                                                Participant Directed
                                           --------------------------------
                                              2003                 2002
                                           -----------          -----------
Additions:
   Contributions:
      Employer                            $  6,020,152         $  5,097,620
      Employee                               9,979,622            9,592,294
                                           -----------          -----------
                                            15,999,774           14,689,914

   Interest income                             838,300              899,542
   Dividend income                           1,528,030            1,380,819
   Net appreciation (depreciation)
    in fair value                           28,763,996          (29,732,533)
   Net transfers from other plans            3,803,582               38,455
                                           -----------          -----------
      Total additions                       50,933,682          (12,723,803)
                                           -----------          -----------

Deductions:
   Withdrawals by participants              13,309,633           11,647,431
   Administrative expenses                      27,460               27,046
                                           -----------          -----------
      Total deductions                      13,337,093           11,674,477

Net increase (decrease)                     37,596,589          (24,398,280)

Net assets available for benefits:
   Beginning of year                       142,167,261          166,565,541
                                           -----------          -----------

   End of year                            $179,763,850         $142,167,261
                                           ===========          ===========

The accompanying notes are an integral part of the financial statements.

                      Brown-Forman Corporation Savings Plan
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Brown-Forman Corporation Savings Plan (the Plan), Brown-Forman Corporation (the Company), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Company's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering substantially all salaried employees of the Company and nonunion salaried and hourly employees of the Company's subsidiaries who are not members of a collective bargaining unit, except for employees of Lenox, Inc. and its divisions and certain employees of Fetzer, Jekel, and Sonoma-Cutrer Vineyards. The Plan was amended to include non-union hourly employees of Blue Grass Mills, a division of the Company, effective January 1, 2001. An employee becomes eligible to participate in the Plan on the employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation, and highly compensated employees may contribute between 1% and 10% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the 2003 calendar year, currently $12,000. New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions until they meet the eligibility requirements to participate in the Plan.

          The Company's matching contribution is equal to 100% of the participant's elective deferral for the first 2% of the participant's annual compensation and 75% of the participant's elective deferral for the next 3% of the participant's annual compensation. Effective January 1, 2003, the Company's matching contribution is equal to 100% of the participant's elective deferral up to 5% of the participant's annual compensation. For non-union hourly employees of Blue Grass Mills, the Company's matching contribution is equal to 50% of the participant's elective deferral up to 5% of the participant's annual compensation.

          Participants who have attained age 50 before December 31, 2002 may contribute an additional catch-up contribution subject to the limitations of the Internal Revenue Code (IRC) and the Plan.
          Effective January 1, 2004, eligible participants who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in an amount of 1% to 50% of the employee's compensation, subject to the limitations of the Internal Revenue Code.

          Each participant's account is credited with the participant's contribution on a monthly basis, the employer nonelective contribution, and an allocation of (i) the Company's matching contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $40,000, or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $74,461 and $63,386 for 2003 and 2002, respectively.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

          Hourly participants employed by Blue Grass Mills as of October 1, 2001 and whose employment terminated as a direct result of the closing of Blue Grass Mills are fully vested.

       d. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment. A participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant's contribution shall be suspended for six months after the receipt of a hardship distribution.

          A participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balances. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant's account.

2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common collective trust fund are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

       d. Reclassifications: Certain financial statement amounts have been reclassified in the prior year to conform with current year presentations. These reclassifications had no effect on total net assets available for benefits or the increase (decrease) in net assets available for benefits.

 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2003                              2002
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------
       Investments at fair value:
          Janus Worldwide Fund                  367,564    $ 14,533,481           357,880     $11,498,677
          PIMCO Total Return Fund               840,204       8,998,585           756,490       8,071,749
          Fidelity Magellan Fund                485,785      47,480,655           487,619      38,502,415
          Fidelity Equity-Income Fund           590,162      29,360,559           560,419      22,231,812
          Fidelity Growth Company               304,396      15,241,084           243,937       8,640,246
          Fidelity Retirement
           Money Market Portfolio            16,466,608      16,466,608        18,099,786      18,099,786
          Managed Income Portfolio           15,043,628      15,043,628        13,139,029      13,139,029
          Brown-Forman Corporation Class B
           Common Stock Fund                    526,672       8,063,347           452,052       4,873,122
          Other investments                     953,710      22,759,611           838,703      15,454,477
                                                            -----------                       -----------
                                                           $177,947,558                      $140,511,313
                                                            ===========                       ===========

       During 2003 and 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

                                            2003                2002
                                         ----------          ----------
       Mutual funds                    $ 26,552,516        $(29,938,633)
       Brown-Forman Corporation
        Class B common stock              2,211,480             206,100
                                         ----------          ----------
                                       $ 28,763,996        $(29,732,533)
                                         ==========          ==========


4.     Tax Status:

       The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

 5.    Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

       Certain administrative costs incurred by the Plan are paid by the Company. Effective January 1, 2002, general administrative expenses of the third party recordkeeper and the administration fee for processing loans are allocated to the participants' accounts. Administrative expenses of $27,460 in 2003 and $27,046 in 2002 were allocated to participants' accounts. Effective July 1, 2002, participant recordkeeping fees were waived by the third party recordkeeper.


7.     Risks and Uncertainties:

       The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                      Brown-Forman Corporation Savings Plan
                            Plan #006 EIN #61-0143150
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2003


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity    $  4,735,379
Janus Enterprise Fund           Mutual fund, variable rate and maturity       5,756,501
Janus Worldwide Fund            Mutual fund, variable rate and maturity      14,533,481
PIMCO Total Return Fund         Mutual fund, variable rate and maturity       8,998,585
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity      47,480,655
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity      29,360,559
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity      15,241,084
Fidelity Asset Manager*         Mutual fund, variable rate and maturity       6,113,819
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                16,466,608
Managed Income Portfolio*       Common collective trust fund, variable
                                 rate and maturity                           15,043,628
Spartan U.S. Equity Index
 Fund*                          Mutual fund, variable rate and maturity       4,540,573
Brown-Forman Corporation*       Class B common stock fund                     8,063,347
Participant loans*              Loans, 5.50% rate, variable maturity          1,613,339
                                                                            -----------
                                                                           $177,947,558
                                                                            ===========

*Party-in-interest to the Plan


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Corporation Savings Plan has duly caused this report to be signed on behalf of the Plan Administrator by the undersigned thereunto duly authorized.


BROWN-FORMAN CORPORATION SAVINGS PLAN

BY:



/s/ James S. Welch, Jr.
James S. Welch, Jr.
Member, Employee Benefits Committee
(Plan Administrator)

Vice Chairman, Strategy and Human Resources
Brown-Forman Corporation


June 25, 2004

                                                                      EXHIBIT

            Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated May 25, 2004 relating to the financial statements and supplemental schedule of the Brown-Forman Corporation Savings Plan as of and for the years ended December 31, 2003 and 2002 which appear in this Form 11-K.






/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 25, 2004
                                       12